Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

HEXO Corp. (the “Company”)

300 Solandt Road

Ottawa, Ontario K2K 2X2

2.	Date of Material Change

April 13, 2020

3.	News Release

A news release dated April 13, 2020 was disseminated through the facilities of CISION and was filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”). A copy of the news release is available under the Company’s profile on SEDAR at www.sedar.com.

4.	Summary of Material Change

On April 13, 2020 the Company announced the closing of an underwritten public offering (the “Offering”) of 59,800,000 units of the Company (the “Units”) at a price of C$0.77 per Unit for aggregate gross proceeds to the Company of C$46,040,000, which includes the exercise in full of an over-allotment option for 7,800,000 Units. Each Unit consisted of one common share of the Company (a “Common Share”) and one common share purchase warrant of the Company (a “Warrant”). Each Warrant is exercisable to acquire one common share of the Company (a “Warrant Share”) for a period of five years following the closing date of the Offering at an exercise price of C$0.96 per Warrant Share, subject to adjustment in certain events.

5.	Full Description of Material Change

On April 13, 2020 the Company announced the closing of the Offering of 59,800,000 Units at a price of C$0.77 per Unit for aggregate gross proceeds to the Company of C$46,040,000, which includes the exercise in full of over-allotment option of 7,800,000 Units. Each Unit consisted of one Common Share and one Warrant. Each Warrant is exercisable to acquire one Warrant Share for a period of five years following the closing date of the Offering at an exercise price of C$0.96 per Warrant Share, subject to adjustment in certain events.

The Company expects to use the net proceeds from the Offering for working capital and other general corporate purposes.

The Offering was conducted pursuant to the terms of an amended and restated underwriting agreement dated April 8, 2020 among the Company, Canaccord Genuity Corp. and Canaccord Genuity LLC, as lead underwriters, A.G.P. / Alliance Global Partners and AltaCorp Capital Inc. (collectively, the “Underwriters”). The Company granted the Underwriters an over-allotment option to purchase up to 7,800,000 additional Units on the same terms as the Offering, exercisable within 30 days of the closing of the Offering, which was exercised in full on closing.

The Units were offered in each of the provinces and territories of Canada by way of a prospectus supplement dated April 8, 2020 (the “Prospectus Supplement”) to the Company’s amended and restated short form base shelf prospectus dated December 14, 2018 (the “Base Shelf Prospectus”) and in the United States pursuant to the Company’s registration statement on Form F-10 (the “Registration Statement”) in accordance with the U.S./Canada Multijurisdictional Disclosure System.

Copies of the Prospectus Supplement and the Base Shelf Prospectus are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and a copy of the Registration Statement is available on EDGAR at www.sec.gov. Copies of the Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement may also be obtained in Canada from Canaccord Genuity Corp., 161 Bay Street, Suite 3000, Toronto, ON M5J 2S1 and in the United States from Canaccord Genuity LLC, 99 High Street, Suite 1200, Boston, Massachusetts 02110, Attn: Syndicate Department, by telephone at (617) 371-3900, or by email at prospectus@canaccordgenuity.com.

The Prospectus Supplement, Base Shelf Prospectus and Registration Statement contain important information about the Company and the Offering.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Sébastien St-Louis, President and Chief Executive Officer

1-866-438-8429

invest@HEXO.com

9.	Date of Report

April 13, 2020